希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L024-07cc
Your Ref :

26 January 2007

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

07020843

SUPPL

Dear Sirs

Hysan Development Company Limited (Exemption No. 82-1617)
- Announcement – Revised Annual Cap for Existing Continuing Connected Transaction

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the captioned announcement which was published in the Hong Kong newspapers on 26 January 2007 for your kind attention and records.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

PROCESSED

FEB 0 8 2007

THOMSON
FINANCIAL

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Revised Annual Cap for Existing Continuing Connected Transaction

Reference is made to the announcement of the Company dated 7 June 2006 ("Previous Announcement") in respect of a lease arrangement (the "Lease") between Barrowgate Limited ("Barrowgate"), a 65.36% indirect non-wholly owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred to as "Hysan Group") and Hang Seng Bank Limited ("Hang Seng"). Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest, and hence a connected person of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As referred to in the Previous Announcement, the annualised consideration of the Lease includes rental for the premises, operating charges and promotion levy. Pursuant to the terms of the Lease, the operating charges and promotion levy are reviewed and determined in accordance with rates generally applicable to the Company's portfolio. They will accordingly be subject to revision from time to time during the continuance of the term of the Lease. The operating charges were revised with effect from 1 January 2007 while the rental and promotion levy remained unchanged. Following the revision of the operating charges, the aggregate annual value of the Lease will be increased for each of the financial years ending 31 December 2007, 2008 and 2009 and the Company has resolved to revise the maximum aggregate annual value of the Lease ("Annual Cap"), for Listing Rules purposes, to allow greater flexibility in complying with further disclosure requirements.

As each of the percentage ratios (other than the profit ratio) in respect of the increased Annual Cap is less than 2.5%, the Lease continues to only be subject to the reporting, announcement and annual review requirements set out in Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules and exempted from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 7 June 2006 in respect of the Lease entered into between Barrowgate and Hang Seng.

Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest as at the date of this announcement. Accordingly, Hang Seng is a connected person of the Company and the Lease constitutes a continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Details of the Lease are set out in "Details of the Lease and Revised Annual Cap" below.

DETAILS OF THE LEASE AND REVISED ANNUAL CAP

Date of the Lease	:	7 June 2006
Parties to the Lease	:	Barrowgate as landlord Hang Seng as tenant
Terms	:	3 years commencing from 1 October 2006
Expiry Date	:	30 September 2009
Premises	:	Shop 13 on Ground Floor and Portion of Lower Ground Floor, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong
Rental	:	HK$1,039,310 per month (exclusive of operating charges, promotion levy and Government rates)
Operating Charges	:	HK$53,056 per month (subject to revision by Barrowgate from time to time) *(Note 1)*
Promotion Levy	:	HK$6,632 per month (subject to revision by Barrowgate from time to time)
Existing Annual Cap (previously announced)	:	2007: HK$13,187,976 2008: HK$13,187,976 2009: HK$9,890,982 *(Notes 1 & 2)*
Revised Annual Cap	:	2007: HK$14,000,000 2008: HK$14,000,000 2009: HK$11,000,000 (on pro-rata basis) *(Note 3)*

Notes:

(1) The annual consideration based on current rates for the rental, operating charges and promotion levy for each of the financial year of 2007, 2008 and 2009 in relation to the remaining term of the lease are HK$13,267,560, HK$13,267,560 and HK$9,950,670. The monthly operating charges were revised to HK$59,688 with effect from 1 January 2007 while the rental and promotion levy remained unchanged.

(2) The rental, operating charges and promotion levy are payable monthly in advance.

(3) The Annual Cap is the maximum aggregate annual value estimated by the Company based on the assumptions explained in "Reasons for the Lease and Revised Annual Cap" below.

As referred to in the Previous Announcement, the annual consideration receivable under the Lease is based on the aggregate amount of the rental, operating charges and promotion levy but exclusive of Government rates. Where the unexpired term of the Lease is less than one year, the annual consideration will be calculated on a pro-rata basis. The rental rates for the Lease was determined on an arm's length basis based on prevailing market rates and the operating charges and promotion levy were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE LEASE AND REVISED ANNUAL CAP

As referred to in the Previous Announcement, the Lease was entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

Under the Lease the operating charges and promotion levy shall be subject to revision by the landlord from time to time during the continuance of the term of the Lease.

The amounts paid and payable pursuant to the agreement from the beginning of 2007 up to the date of this announcement have not exceeded the existing annual cap. For the purpose of providing a more flexible basis for setting an annual cap for the Lease in compliance of the disclosure requirements of the Listing Rules, the Directors have taken into account of the historic increment rates and possible changes in maintenance and management costs estimating any possible further adjustments of the operating charges and promotion levy. The revised Annual Cap is set out in the "Details of the Lease and Revised Annual Cap" above.

The directors of the Company (the "Directors") (including the Independent non-executive Directors) are of the view that, notwithstanding the revision of the operating charges and the revised annual cap, the Lease and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Directors (including the Independent non-executive Directors) also believe that the revised Annual Cap as set out above is fair and reasonable.

REGULATORY ASPECTS

As each of the percentage ratios (other than the profit ratio) for the Lease is less than 2.5%, the Lease continues to only be subject to the reporting, announcement and annual review requirements set out in Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules and exempted from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the Lease will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

GENERAL

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Barrowgate is a 65.36% indirect non-wholly owned subsidiary of the Company. Its principal business is property investment.

Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest. Its principal business is the provision of banking and related financial services.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 25 January 2007

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

END